SCHNEIDER WEINBERGER & BEILLY LLP

Attorneys-at-Law

2200 Corporate Boulevard, N.W., Suite 210
Boca Raton, Florida 33431-7307

Telephone
James M. Schneider, P.A.	(561) 362-9595
Steven I. Weinberger, P.A.	Facsimile
Roxanne K. Beilly, P.A.	(561) 362-9612

Schneider Weinberger & Beilly LLP

July 25, 2006

VIA EDGAR SUBMISSION AND COURIER
Brigitte Lippmann, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Spear & Jackson, Inc. - Schedule 14C, filed June 22, 2006.
File No. 0-32013

Dear Ms. Lippmann:

     This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 20, 2006 (the “Comment Letter”) regarding the above-referenced Preliminary Information Statement filed on Schedule 14C on June 22, 2006 (the “Preliminary Information Statement”) by Spear & Jackson, Inc. (the “Company”).

     In connection with this letter, the Company is filing via EDGAR, an amendment to the Preliminary Information Statement (the “Amended Information Statement”) and this response to the Comment Letter via EDGAR, tagged as a correspondence file. Please find enclosed four (4) copies of the Amended Information Statement, clean and marked to show changes made from the Preliminary Information Statement. The changes reflected in the Amended Information Statement include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update and clarify the information.

     Set forth below are responses to the Staff’s comments numbered 1 through 15, as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Amended Information Statement.

Brigitte Lippmann, Esq.	2	July 25, 2006

Schedule 14C

General

1.	Please update the SEC’s address to 100 F St, NE.

The Company has updated the address as requested. See page 2.

2.	Please state the total number of shares outstanding. See Item 6(a) of Schedule 14A.

The Company has added the total number of shares outstanding as requested. See pages 1 and 2.

3.	Since Jacuzzi is 61.8% beneficial owner of the company’s outstanding shares and the Information Statement is being sent to shareholders at its request, it cannot disclaim responsibility for the accuracy or completeness of information relating to SJI. SJI cannot make similar disclaimers for language it elects to include in its filing relating to Jacuzzi, UPI or the New Directors. Please revise the language on page 2 to eliminate the implication that either you or Jacuzzi are not responsible for the accuracy of the information included in this filing.

The Company has removed the referenced statements as suggested.

4.	If applicable, please include an Interests of Certain Persons in the forepart of the document. See Item 3 of Schedule 14C.

The Company does not believe that Item 3 is applicable.

5.	Please clarify when the closing will occur and the status of the closing conditions, such as the receipt of UPI shareholder approval.

The Company has clarified when the closing will occur and has included information as to the status of the closing conditions. See pages 1 and 3 through 5.

6.	Please identify the natural person or persons who will have voting or investment control over the securities that UPI will own as a result of the transaction.

Brigitte Lippmann, Esq.	3	July 25, 2006

UPI has advised the Company that no natural persons or persons have voting or investment control over the securities that UPI will own as a result of the transaction. However, the Company has added disclosure stating: “Once the closing has occurred and UPI owns the shares of SJI’s common stock owned by Jacuzzi, the Board of Directors of UPI, collectively, will have the ability to exercise investment control over the SJI shares owned by UPI.” See page 2.

7.	Please state the amount and the sources of consideration used by UPI to acquire the company’s shares. See 6(e) of Schedule 14A.

The Company has added the suggested disclosure to include the amount and sources of consideration used by UPI to acquire the Company’s shares. See page 5.

8.	On page 2, please revise to delete the phrase “incorporated by reference” in the second and third paragraphs and revise your disclosure on page 3 in the last paragraph. Information can only be incorporated by reference if and to the extent permitted by an Item in the Schedule you use.

The Company has deleted the references as requested.

Change in Majority of Directors, page 4

9.	If you know, please disclose the information required by Item 401 of Regulation S-K with respect to the new chief executive officer.

The Company does not know any information about the new chief executive officer because, according to UPI, no candidate has been identified. The Company has expanded the language to clarify this. See pages 5 and 8.

Amendment of By-Laws, page 4

10.	Disclose the full text of Section 3 of the by-laws and explain in detail how it will amend the by-laws. Also include the full text of the Nevada Control Share Statute.

The Company has been informed by Jacuzzi that it will not amend the Company’s by-laws. Accordingly, the Company has deleted all references in the Information Statement to an amendment to the Company’s by-laws.

Brigitte Lippmann, Esq.	4	July 25, 2006

11.	Please describe in greater detail why the Statute could deprive acquired stock of its voting rights and how this applies to the current proposed transaction.

Please see the response to comment 10 above.

12.	Disclose the purpose and the benefits of this Statute to shareholders. Describe the benefits and detriments of this amendment to the company and unaffiliated shareholders.

Please see the response to comment 10 above.

Security Ownership of Certain Beneficial Owners and Management

13.	Please update the table to the most recent practicable date.

The Company has updated the table as requested to include the most current information available to it as of July 24, 2006, the most recent practicable date. See pages 6 and 7.

14.	Please provide the business experience during the past five years for Andy Yan Wai Poon. See Item 401(e) of Regulation S-K.

The Company has provided the business experience during the past five years for Mr. Poon, as requested. See page 8.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 4. Controls and Procedures

15.	We note your statement that “a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” Please confirm to us that your disclosure controls and procedures are effective at that reasonable assurance level.

In future filings, please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your Chief Executive Officer and Chief Financial Officer on the effectiveness of your disclosure controls. Please also disclose whether the officers have concluded that the disclosure controls and procedures are effective at the reasonable assurance level. For example, if true, delete the language “subject to the limitations noted above,” and state that your disclosure controls and procedures are effective at the reasonable assurance level noted above.

Brigitte Lippmann, Esq.	5	July 25, 2006

The Company confirms that its controls and procedures are effective and provide reasonable assurance that the control system’s objectives will be met. The Company intends to revise its disclosure in future filings to state in clear and unqualified language the conclusions reached by its Chief Executive Officer and Chief Financial Officer on the effectiveness of the Company’s disclosure controls. The officers of the Company have concluded that the disclosure controls and procedures are effective at the reasonable assurance level.

On behalf of the Company, we hereby acknowledge that:

  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to me at (561) 362-9595 or to Susan Reibstein ((212) 450-4872) or Caroline Tait ((212) 450-4945), counsel for Jacuzzi Brands, Inc.

Very truly yours,

SCHNEIDER WEINBERGER & BEILLY LLP

By:
James M. Schneider, Esq.

Brigitte Lippmann, Esq.	6	July 25, 2006

cc:	Pamela A. Long, Esq.
Assistant Director
Lesli Sheppard, Esq. Patrick J. Dyson, Spear & Jackson, Inc.